UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

POWERFLEET, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39080	83-4366463
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

123 Tice Boulevard, Woodcliff Lake, New Jersey	07677
(Address of principal executive offices)	(Zip Code)

David Wilson, Chief Financial Officer, (201) 996-9000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

This Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01 of Powerfleet, Inc. (the “Company”) are filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at the Company’s website www.powerfleet.com under “Company – Investor Relations” and “Financials – All SEC Filings.”

Item 1.02. Exhibit.

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 3 – Exhibits

Item 3.01. Exhibits.

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report of Powerfleet, Inc. as required by Items 1.01 and 1.02 of this Report.

Forward-Looking Statements

Unless otherwise indicated or required by the context the terms “we,” “our,” and “us” refer to Powerfleet, Inc.

This report and any exhibits to this report may contain “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) regarding our business, products and conflict minerals efforts, including steps we intend to take to mitigate the risk that conflict minerals in our products benefit armed groups in the Democratic Republic of Congo or an adjoining country. The words “anticipate,” believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this report. Additionally, statements concerning future matters that are not historical are forward-looking statements. Although forward-looking statements in this report reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risk and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by forward-looking statements. Factors that could cause or contribute to such differences in results or outcomes include without limitation: the risk that information reported to us by our suppliers from which we directly procure finished goods, components, materials and/or services for our products (direct suppliers), or industry information used by us, may be inaccurate; the risk that smelters or refiners (processing facilities) may not participate in the Conflict Free Smelter Program, which is a voluntary initiative in which independent third parties audit processing facilities’ procurement and processing activities and determine if the processing facilities maintain sufficient documentation to reasonably demonstrate conflict-free sourcing; as well as risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, as well as in our subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are urged not to place undue reliance on forward-looking statements, which speak only as of the date of this report. Except as may be required by law, we undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report. Throughout this report, whenever a reference is made to our website, such reference does not incorporate information from the website by reference into this report unless specifically identified as such.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POWERFLEET, INC.

By:	/s/ David Wilson	Date: May 22, 2026
Name:	David Wilson
Title:	Chief Financial Officer

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EXHIBIT INDEX

1.01*	Conflict Minerals Report of Powerfleet, Inc. as required by Items 1.01 and 1.02 of this Report.

* Filed herewith.

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